GROUP PLC

02 FEB 27 AM 8:27

82-4997

02015437

JRG/AM/1996
12 February 2002

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Ladies and Gentlemen

Canary Wharf Group plc – Submission Pursuant to Rule 12g3-2(b) under The Securities Exchange Act of 1934 ('Exchange Act')

We furnish herewith a supplement to our initial submission pursuant to Rule 12g3-2(b) of the Exchange Act, submitted to the Securities and Exchange Commission (the 'SEC') on August 11, 1999 consisting of announcements relating to major interest in shares, Directors' shareholdings and issue of debentures.

The information and documents furnished pursuant to Rule 12g3-2(b) of the Exchange Act shall not be deemed to be filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Any questions with regard to the enclosed submission may be addressed to the undersigned at 011-44-020-7418-2312.

Yours sincerely

AMartin

dlw 2/27

for ***J R Garwood***
Group Company Secretary

Canary Wharf Group plc
One Canada Square Canary Wharf London E14 5AB Tel: +44 (020) 7418 2000 Fax: +44 (020) 7418 2222
Registered in England and Wales No. 4191122

RNS Number:0754Q
Canary Wharf Group PLC
16 January 2002

Notification of major interest in shares

On 16 January 2002 pursuant to Section 198 of the Companies Act 1985 the Company was notified that on 14 January 2002 Morley Fund Management (a subsidiary of CGNU) had increased their interest in the ordinary shares of the Company to 19,982,128 shares (3.08%).

END

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RNS Number:6764Q
Canary Wharf Group PLC
29 January 2002

Notification of directors dealings in shares

1 Name of company
CANARY WHARF GROUP PLC

2 Name of directors
AP ANDERSON AND G IACOBESCU AS BENEFICIARIES OF AN EMPLOYEE TRUST ESTABLISHED FOR THE BENEFIT OF ALL EMPLOYEES PARTICIPATING IN THE CANARY WHARF ALL EMPLOYEE SHARE PLAN (AS APPROVED BY THE INLAND REVENUE UNDER SCHEDULE 8 OF THE FINANCE ACT 2000).

3 Please state whether notification indicates that it is in respect of a holding of the director named in 2 above or a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
HELD BY DIRECTORS AS BENEFICIARIES UNDER THE TRUST TOGETHER WITH OTHER EMPLOYEES

4 Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
CAPITA IRG TRUSTEES LIMITED RE CANARY WHARF AESOP

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6 Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary
ACQUISITION BY CAPITA IRG TRUSTEES LIMITED ON BEHALF OF THE CANARY WHARF ALL EMPLOYEE SHARE PLAN TRUST

7 Number of shares/amount of stock acquired
87 AP Anderson
84 G Iacobescu

8 Percentage of issued class
0.00001% AP Anderson
0.00001% G Iacobescu

9 Number of shares/amount of stock disposed
NIL

10 Percentage of issued class
NIL

11 Class of security
1p ordinary

12 Price per share
437.496 pence

13 Date of transaction
28 January 2002

14 Date company informed
29 January 2002

15 Total holding following this Notification

3,419 AP Anderson
3,284 G Iacobescu

16 Total percentage holding of issued class following this notification
0.0005% AP Anderson
0.0005% G Iacobescu

24 Name of contact and telephone number for queries
John Garwood - 020-7418 2312

25 Name and signature of authorised company official responsible for making this notification

J R Garwood - Company Secretary

Date of notification: 29 January 2002

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS Number:3055R
Canary Wharf Group PLC
11 February 2002

11th February 2002

CANARY WHARF GROUP PLC

An issue of Â£1.257m Canary Wharf Finance II plc First Mortgaged Debentures has been launched and priced as follows:

Class A1 - Â£500m 6.455% due 2033 (priced at 109.7283 to yield 5.613%) AAA rated

Class A3 - Â£200m 5.952% due 2037 (priced at 108.6118 to yield 5.418%) AAA rated

Class A5 - $579m (Â£407m) due 2033 Floating Rate (3month US Libor plus 39bps) AAA rated

Class B - Â£150m 6.80% due 2033 (priced at 111.4574 to yield 5.783%) AA rated

The Class A1, A3, and B tranches are further issues of existing Notes and are therefore subject to the same terms and conditions as those existing Notes.

The above First Mortgaged Debentures are backed by property mortgaged as part of the securitisations completed in June 2000 and June 2001, and also by additional Canary Wharf properties at 20 Bank Street, 25-30 Bank Street, 50 Bank Street, and 10 Upper Bank Street. These properties are currently under construction and are pre-let to Morgan Stanley, Lehman Brothers, Northern Trust Company, and Clifford Chance LLP respectively.

The total debt issued by Canary Wharf Finance II plc will be Â£2.607 billion on completion of this transaction, of which 85% is rated AAA.

The joint bookrunners are Lehman Brothers, Morgan Stanley, Schroder Salomon Smith Barney, and The Royal Bank of Scotland plc. Lehman Brothers acted as Global Co-ordinator.

The Notes have been assigned credit ratings by each of Standard & Poors Rating Services, Fitch Ratings Ltd and Moody's Investors Service Inc.

The transaction is expected to close on the 21st February 2002.

Names of Contacts:

Peter Anderson, Managing Director of Finance - 020 7418 2212

James Blakemore, Lehman Brothers - 020 7260 1513

Wendy Timmons, Bell Pottinger - 020 7861 3890

END

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